Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the "Form 40-F") of Timmins Gold Corp., I, **Antonio Loschiavo** of **AKF Mining Services Inc.**, hereby consent to the use of my name and **AKF Mining Services Inc.**'s name in connection with the references to the mineral reserve and resource estimates for the **Timmins Gold Corp., Ana Paula Project** and to the technical report entitled "***Ana Paula Project Preliminary Economic Assessment, Guerrero State, Mexico***" dated **effective February 02, 2016** (collectively, the "Technical Information") and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

AKF Mining Services Inc.


PROFESSIONAL
PROVINCE OF
A. LOSCHIAVO
39436
BRITISH COLUMBIA
ENGINEER

T. Loschiavo

Signature of Qualified Person

Tony Loschiavo

Name of Qualified Person

President

Title of Qualified Person

March 30, 2016